SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to continuing connected transactions and discloseable transaction under financial services framework agreements, dated February 1, 2019	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: February 4, 2019	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE TRANSACTION UNDER

FINANCIAL SERVICES FRAMEWORK AGREEMENTS

SUMMARY

Reference is made to the announcement published by the Company on 22 June 2018 in relation to the Capital Contribution Agreement entered into by the Company, the Parent Company and CCS to jointly establish China Telecom Finance. The registered capital of China Telecom Finance is RMB5,000 million. The Company, the Parent Company and CCS respectively contributed RMB3,500 million, RMB750 million and RMB750 million, which respectively represent 70%, 15% and 15% of the total registered capital of China Telecom Finance. China Telecom Finance, a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company.

CHINA TELECOM FINANCIAL SERVICES FRAMEWORK AGREEMENT ENTERED INTO BETWEEN THE COMPANY AND CHINA TELECOM FINANCE

On 1 February 2019, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement pursuant to which China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the Group.

CHINA TELECOMMUNICATIONS CORPORATION FINANCIAL SERVICES FRAMEWORK AGREEMENT ENTERED INTO BETWEEN CHINA TELECOM FINANCE AND THE PARENT COMPANY

On 1 February 2019, China Telecom Finance and the Parent Company entered into the China Telecommunications Corporation Financial Services Framework Agreement pursuant to which China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to China Telecommunications Corporation.

CCS FINANCIAL SERVICES FRAMEWORK AGREEMENT ENTERED INTO BETWEEN CHINA TELECOM FINANCE AND CCS

On 1 February 2019, China Telecom Finance and CCS entered into the CCS Financial Services Framework Agreement pursuant to which China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the CCS Group.

LISTING RULES IMPLICATIONS

As of the date of this announcement, the Parent Company is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. The Parent Company holds approximately 51.39% of the issued share capital of CCS and CCS is a subsidiary of the Parent Company. Pursuant to Chapter 14A of the Listing Rules, the Parent Company and CCS and/or its associates are connected persons of the Company. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company. Meanwhile, the Parent Company and CCS each respectively hold 15% of the issued share capital of China Telecom Finance. Pursuant to Chapter 14A of the Listing Rules, China Telecom Finance is a connected subsidiary of the Company and an associate of the Parent Company and CCS, which is also a connected person of the Company. Accordingly, the transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, the China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and the Parent Company, and the CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

CHINA TELECOM FINANCIAL SERVICES FRAMEWORK AGREEMENT

As each of the applicable percentage ratios of the proposed Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapters 14 and 14A of the Listing Rules.

As the loan services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant loan services will not be secured by the assets of the Group, such loan services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

CHINA TELECOMMUNICATIONS CORPORATION FINANCIAL SERVICES FRAMEWORK AGREEMENT

As the deposit services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan services are only subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

CCS FINANCIAL SERVICES FRAMEWORK AGREEMENT

As the deposit services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan services are only subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As the Parent Company and CCS and/or its associates are connected persons of the Company, the continuing connected transactions contemplated under the financial services framework agreements entered into between China Telecom Finance with the Parent Company and CCS respectively shall be aggregated pursuant to Rule 14A.81 of the Listing Rules. As each of the applicable percentage ratios of the aggregated Annual Caps for the loan services is expected to exceed 0.1% but is less than 5%, pursuant to Rule 14A.76(2) of the Listing Rules, such loan services are only subject to the reporting, announcement and annual review requirements but are exempt from independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. As each of the applicable percentage ratios of the aggregated Annual Caps for other financial services is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BOARD OPINION

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance are in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the proposed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the loan services and other financial services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, the respective financial services contemplated under the China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and the Parent Company and the respective financial services contemplated under the CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS are in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, the Parent Company and/or its associates are required to abstain from voting on the resolution in respect of the relevant continuing connected transactions at the EGM.

An Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, has been formed to advise the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto. The Company has appointed Trinity Corporate Finance Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto.

A circular containing (i) details of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto; (ii) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the EGM, is expected to be despatched to the shareholders of the Company on or before 27 February 2019.

BACKGROUND

Reference is made to the announcement published by the Company on 22 June 2018 in relation to the Capital Contribution Agreement entered into by the Company, the Parent Company and CCS to jointly establish China Telecom Finance. The registered capital of China Telecom Finance is RMB5,000 million (equivalent to HK$5,851 million). The Company, the Parent Company and CCS respectively contributed RMB3,500 million (equivalent to HK$4,095 million), RMB750 million (equivalent to HK$878 million) and RMB750 million (equivalent to HK$878 million), which respectively represent 70%, 15% and 15% of the total registered capital of China Telecom Finance. China Telecom Finance, a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company.

CONTINUING CONNECTED TRANSACTIONS UNDER RESPECTIVE FINANCIAL SERVICES FRAMEWORK AGREEMENTS

(I)	China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance

On 1 February 2019, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement pursuant to which China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the Group.

The principal terms of the China Telecom Financial Services Framework Agreement are set out below:

Date:

1 February 2019

Parties:

(i)    The Company

(ii)    China Telecom Finance

Effective Period of the Agreement:

The China Telecom Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties and affixed with their respective company chops, and shall remain valid commencing from 1 February 2019 until 31 December 2021. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. The provision of deposit services contemplated under the China Telecom Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Service Scope:

According to the China Telecom Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	collection and payment of transaction amounts;

(iii)	provision of guarantees;

(iv)	acceptance of bills and discounted bills;

(v)	entrusted loans;

(vi)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vii)	acceptance of money deposit;

(viii)	arrangement of loan and finance lease;

(ix)	approved insurance agency business;

(x)	underwriting services of the Group’s corporate bonds;

(xi)	consumer credits, buyer credits and finance lease of the products of the Group; and

(xii)	other businesses as approved by the CBIRC.

Upon the agreement becoming effective, the above services, except the services numbered (vii), can be provided by China Telecom Finance to the Group immediately in accordance with the business scope as approved by the CBIRC. The deposit services numbered (vii) above shall be provided upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Pricing Policy:

(i)    Deposit Services

The deposit interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii)    Loan Services

The loan interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the loan interest rates of the same type of loan services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The loan interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the loan services offered by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of loan services for the same period offered by China Telecom Finance to other member units.

The above loan services provided by China Telecom Finance to the Group do not require the Group to pledge any security over its assets or make other arrangements for the loan services as guarantee.

(iii)    Other Financial Services

China Telecom Finance will provide other financial services (other than deposit and loan services) including financial and financing advice, credit authentication, guarantees, acceptance of bills and discounted bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the Group under the China Telecom Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the Group. Under the same conditions, the fees standard charged to the Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, under the same conditions, the Group should, in principle, choose the services provided by China Telecom Finance. If the Group considers it is appropriate and beneficial to the Group, the Group has the discretion to engage one or more major cooperative commercial banks of the Group as its financial services providers.

Historical Transaction Amount

Since China Telecom Finance was incorporated on 8 January 2019, there was no financial services transaction carried out between the Group and China Telecom Finance in the past.

Proposed Annual Caps

(i)    Deposit Services

The proposed Annual Caps for the deposit services (including accrued interest) to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2019, 31 December 2020 and 31 December 2021 are as follows:

	Proposed Annual Caps for the year ending 31 December 2019	Proposed Annual Caps for the year ending 31 December 2020	Proposed Annual Caps for the year ending 31 December 2021
Maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance	RMB50 billion (equivalent to HKD58.507 billion)	RMB55 billion (equivalent to HKD64.358 billion)	RMB60 billion (equivalent to HKD70.208 billion)

The proposed Annual Caps (maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance) of the deposit services contemplated under the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2019, 2020 and 2021 have taken into consideration the following factors:

1.	The level of cash and bank deposit balances of the Group and its changes for the three years ended 31 December 2018;

2.

The historical amounts of the super short-term commercial papers issued to institutional investors in the PRC through the inter-bank bond market for the three years ended 31 December 2018; the anticipated increase in cash balances (unused proceeds) arising from the possible financing plans and financing scale (including the issuance of corporate bonds and/or super short-term commercial papers, etc) for the coming three years ending 31 December 2019, 2020 and 2021, which will result in corresponding increase in the demand for deposit services;

3.

The existing business scale and operation of the Company and the cash flow needs of the Group’s business plans for the next three years. As the coming two to three years will be an important stage of network intelligentisation reforms and upgrade as well as 5G development, the Company is required to maintain requisite capital expenditure to meet the needs of the Company’s future development. With the gradual expansion of subscribers scale, business development and network scale year on year, it is expected that the future business expansion will drive the increase in demand for deposit services correspondingly;

4.	The anticipated increase in deposit interest income from deposits to be placed with China Telecom Finance for the coming three years; and

5.

Through the strengthening of capital centralisation management, it facilitates effective internal capital allocation within the entire Group and achieves the requirement and goal of stringent control over capital management. In addition, with continuous improvement in its capability to provide financial services, China Telecom Finance will have more competitive advantages in better fulfilling the needs for the Company’s future development than third-party financial services providers. Accordingly, it is expected that the demand for deposit services by the Company will correspondingly increase.

As each of the applicable percentage ratios of the proposed Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapters 14 and 14A of the Listing Rules.

(ii)    Loan Services

As the loan services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant loan services will not be secured by the assets of the Group, such loan services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

(iii)    Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

(II)	China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and the Parent Company

On 1 February 2019, China Telecom Finance and the Parent Company entered into the China Telecommunications Corporation Financial Services Framework Agreement pursuant to which China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to China Telecommunications Corporation.

The principal terms of the China Telecommunications Corporation Financial Services Framework Agreement are set out below:

Date:

1 February 2019

Parties:

(i)	Parent Company

(ii)	China Telecom Finance

Effective Period of the Agreement:

The China Telecommunications Corporation Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties and affixed with their respective company chops, and shall remain valid commencing from 1 February 2019 until 31 December 2021. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement.

Service Scope:

According to the China Telecommunications Corporation Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to China Telecommunications Corporation:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	collection and payment of transaction amounts;

(iii)	provision of guarantees;

(iv)	acceptance of bills and discounted bills;

(v)	entrusted loans;

(vi)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vii)	acceptance of money deposit;

(viii)	arrangement of loan and finance lease;

(ix)	approved insurance agency business;

(x)	underwriting services of China Telecommunications Corporation’s corporate bonds;

(xi)	consumer credits, buyer credits and finance lease of the products of China Telecommunications Corporation; and

(xii)	other businesses as approved by the CBIRC.

Upon the agreement becoming effective, China Telecom Finance can provide the above services to China Telecommunications Corporation immediately in accordance with the business scope as approved by the CBIRC.

Pricing Policy:

(i)    Deposit Services

The deposit interest rates offered by China Telecom Finance to China Telecommunications Corporation shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of China Telecommunications Corporation and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of China Telecommunications Corporation. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to China Telecommunications Corporation shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii)    Loan Services

The loan interest rates offered by China Telecom Finance to China Telecommunications Corporation shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the loan interest rates of the same type of loan services for the same period offered by the major cooperative commercial banks of China Telecommunications Corporation and are conducted on normal commercial terms or better. The loan interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of China Telecommunications Corporation. Under the same conditions, the interest rates and terms for the loan services offered by China Telecom Finance to China Telecommunications Corporation shall be the same as those interest rates and terms of the same type of loan services for the same period offered by China Telecom Finance to other member units.

The above loan services provided by China Telecom Finance to China Telecommunications Corporation do not require China Telecommunications Corporation to pledge any security over its assets or make other arrangements for the loan services as guarantee.

(iii)    Other Financial Services

China Telecom Finance will provide other financial services (other than deposit and loan services) including financial and financing advice, credit authentication, guarantees, acceptance of bills and discounted bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to China Telecommunications Corporation mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of China Telecommunications Corporation and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of China Telecommunications Corporation. Under the same conditions, the fees standard charged to China Telecommunications Corporation by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the China Telecommunications Corporation Financial Services Framework Agreement entered into between the Parent Company and China Telecom Finance, under the same conditions, China Telecommunications Corporation should, in principle, choose the services provided by China Telecom Finance. If China Telecommunications Corporation considers it is appropriate and beneficial to China Telecommunications Corporation, China Telecommunications Corporation has the discretion to engage one or more major cooperative commercial banks of China Telecommunications Corporation as its financial services providers.

Historical Transaction Amount

Since China Telecom Finance was incorporated on 8 January 2019, there was no financial services transaction carried out between China Telecom Finance and China Telecommunications Corporation in the past.

Annual Caps

(i)    Deposit Services

As the deposit services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

(ii)    Loan Services

The Annual Caps for the loan services (including accrued interest) to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement for the three years ending 31 December 2019, 31 December 2020 and 31 December 2021 are as follows:

	Annual Caps for the year ending 31 December 2019		Annual Caps for the year ending 31 December 2020	Annual Caps for the year ending 31 December 2021
Maximum daily loan balance (including accrued interest) to be provided by China Telecom Finance to China Telecommunications Corporation	RMB1 billion (equivalent to HKD1.17 billion	)	RMB1 billion (equivalent to HKD1.17 billion)	RMB10 billion (equivalent to HKD11.701 billion)

The Annual Caps for the loan services under the China Telecommunications Corporation Financial Services Framework Agreement for the three years ending 31 December 2019, 2020 and 2021 have been determined with reference to the loan amounts obtained from commercial banks by China Telecommunications Corporation in the recent three years, the existing business scale and operation of China Telecommunications Corporation, business plans and business development needs, financial and cash flow level, capital financing strategies and needs for the coming three years, and the expected financial and cash flow level as well as the risk bearing capability of China Telecom Finance for the coming three years. The increase in the Annual Caps for the year ending 31 December 2021 is mainly attributable to the increase in the demand for loan and other credit services in alignment with the future business development plans of China Telecommunications Corporation. In addition, with continuous improvement in its capability to provide financial services, China Telecom Finance will have more competitive advantages in fulfilling the needs for China Telecommunications Corporation’s future development than third-party financial services providers. Accordingly, it is expected that the demand for loan services by China Telecommunications Corporation will correspondingly increase.

As each of the applicable percentage ratios of the Annual Caps for the loan services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan services are only subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

(iii)    Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

(III)	CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS

On 1 February 2019, China Telecom Finance and CCS entered into the CCS Financial Services Framework Agreement pursuant to which China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the CCS Group.

The principal terms of the CCS Financial Services Framework Agreement are set out below:

Date:

1 February 2019

Parties:

(i)	CCS

(ii)    China Telecom Finance

Effective Period of the Agreement:

The CCS Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties and affixed with their respective company chops, and shall remain valid commencing from 1 February 2019 until 31 December 2021. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. The provision of deposit services contemplated under the CCS Financial Services Framework Agreement shall commence upon the approval by the independent shareholders of CCS at the CCS EGM is obtained.

Service Scope:

According to the CCS Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the CCS Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	collection and payment of transaction amounts;

(iii)	provision of guarantees;

(iv)	acceptance of bills and discounted bills;

(v)	entrusted loans;

(vi)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vii)	acceptance of money deposit;

(viii)	arrangement of loan and finance lease;

(ix)	approved insurance agency business;

(x)	underwriting services of the CCS Group’s corporate bonds;

(xi)	consumer credits, buyer credits and finance lease of the products of the CCS Group; and

(xii)	other businesses as approved by the CBIRC.

Upon the agreement becoming effective, the above services, except the services numbered (vii), can be provided by China Telecom Finance to the CCS Group immediately in accordance with the business scope as approved by the CBIRC. The deposit services numbered (vii) above shall be provided upon the approval by the independent shareholders of CCS at the CCS EGM is obtained.

Pricing Policy:

(i)    Deposit Services

The deposit interest rates offered by China Telecom Finance to the CCS Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the CCS Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the CCS Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii)    Loan Services

The loan interest rates offered by China Telecom Finance to the CCS Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the loan interest rates of the same type of loan services for the same period offered by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The loan interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the CCS Group. Under the same conditions, the interest rates and terms for the loan services offered by China Telecom Finance to the CCS Group shall be the same as those interest rates and terms of the same type of loan services for the same period offered by China Telecom Finance to other member units.

The above loan services provided by China Telecom Finance to the CCS Group do not require the CCS Group to pledge any security over its assets or make other arrangements for the loan services as guarantee.

(iii)    Other Financial Services

China Telecom Finance will provide other financial services (other than deposit and loan services) including financial and financing advice, credit authentication, guarantees, acceptance of bills and discounted bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the CCS Group under the CCS Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the CCS Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the CCS Group. Under the same conditions, the fees standard charged to the CCS Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the CCS Financial Services Framework Agreement entered into between CCS and China Telecom Finance, provided that it is in compliance with the terms and conditions of the CCS Financial Services Framework Agreement, China Telecom Finance was appointed as one of the financial institutions providing financial services to the CCS Group. Prior to the signing of any specific agreement with China Telecom Finance in respect of respective transactions under the CCS Financial Services Framework Agreement, the CCS Group will compare the interest rates and terms or fees charged and other relevant transactions terms offered by China Telecom Finance with those interest rates and terms of the same type of deposit or loan services for the same period or fees charged and other relevant transaction terms for the same type of financial services offered by the major cooperative commercial banks of the CCS Group. Only when the interest rates and terms or fees charged or other relevant transactions terms offered by China Telecom Finance are equivalent to or better than those interest rates and terms offered or fees charged or other relevant transactions terms (e.g. transaction approval terms, procedures or time limit, etc) offered by the major cooperative commercial banks of the CCS Group, the CCS Group has the discretion to enter into the transactions with China Telecom Finance. Under the circumstances which the CCS Group considers appropriate, the CCS Group may engage additional or other financial institutions other than China Telecom Finance to provide financial services.

Historical Transaction Amount

Since China Telecom Finance was incorporated on 8 January 2019, there was no financial services transaction carried out between China Telecom Finance and the CCS Group in the past.

Annual Caps

(i)     Deposit Services

As the deposit services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

The deposit services offered by China Telecom Finance to the CCS Group shall be provided upon the approval by the independent shareholders of CCS at the CCS EGM is obtained. The respective proposed Annual Caps of the deposit services for the three years ending 31 December 2019, 2020 and 2021 to be tabled for the approval of independent shareholders of CCS are RMB7,500 million (equivalent to HK$8,776 million), RMB8,000 million (equivalent to HK$9,361 million) and RMB8,500 million (equivalent to HK$9,946 million), respectively.

(ii) Loan Services

The Annual Caps of the loan services (including accrued interest) to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement for the three years ending 31 December 2019, 31 December 2020 and 31 December 2021 are as follows:

	Annual Caps for the year ending 31 December 2019	Annual Caps for the year ending 31 December 2020	Annual Caps for the year ending 31 December 2021
Maximum daily loan balance (including accrued interest) to be provided by China Telecom Finance to the CCS Group	RMB1 billion (equivalent to HKD1.17 billion)	RMB1 billion (equivalent to HKD1.17 billion)	RMB1 billion (equivalent to HKD1.17 billion)

The Annual Caps for the loan services under the CCS Financial Services Framework Agreement for the three years ending 31 December 2019, 2020 and 2021 have been determined with reference to the loan amount obtained from commercial banks by the CCS Group in the recent three years, financing strategies needs of the CCS Group for the coming three years and the possible demand for loans and other credit services in alignment with the business development of the CCS Group.

As each of the applicable percentage ratios of the Annual Caps for the loan services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan services are only subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

(iii)    Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

CAPITAL RISK CONTROL MEASURES

i.

As a non-banking financial institution established with the approval of the CBIRC, China Telecom Finance is subject to the direct routine supervision by the Beijing Regulatory Bureau, the designated institution appointed by the CBIRC. It abides by all applicable regulatory requirements, including capital adequacy ratio, liquidity ratio, ratio restriction on borrowing balances from banks and other financial institutions and outstanding guarantee to total capital, ratio restriction on short-term securities investment and long-term investment to total capital. Meanwhile, China Telecom Finance is also subject to the direct supervision of the People’s Bank of China to pay deposit reserve in full and timely manner.

ii.

In accordance with the relevant regulatory requirements of the CBIRC, the Parent Company undertakes to increase the capital of China Telecom Finance to resolve its financial difficulties in accordance with its actual needs if it encounters such difficulties in emergency situations. Specific measures include, but not limited to, providing liquidity support when China Telecom Finance encounters financial difficulties, and supplementing its capital in a timely manner when China Telecom Finance suffers financial losses resulting in capital erosion.

iii.

China Telecom Finance has established a complete corporate governance structure, including shareholders’ meeting, a board of directors, a supervisory committee and a management team, as well as professional committees established under the board of directors and management team, which ensures stable operation and effective supervision of China Telecom Finance. China Telecom Finance has established an internal control system and a dynamic updated mechanism covering all business areas and ensures effective internal control and strict implementation of charters and policies through audit, examination and other measures. It also sets up a comprehensive risk management organisation structure.

iv.

China Telecom Finance is a subsidiary of the Company and the Company is responsible for supervising China Telecom Finance to establish a core business system to ensure safe and stable operation. At present, the system has been connected with the commercial banking system and has reached the national security standards focused on commercial banks, providing assurance to information technology facilities, systems functions and performance to safeguard fund security.

v.

China Telecom Finance will provide sufficient information to the finance department of the Company (including copies of all regulatory reports required to be submitted to the CBIRC). The finance department of the Company will closely monitor the transactions under respective financial services framework agreements, check the maximum daily balances of deposits on daily basis to ensure that the relevant amounts will not exceed the applicable Annual Caps, and immediately review relevant information in the regulatory reports, monthly financial statements and monthly deposits balance statements provided by China Telecom Finance. Follow-up measures will be taken immediately when problems are identified and the issues will be immediately reported to the management when appropriate.

INTERNAL CONTROL

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions of the Group are entered into in accordance with pricing mechanisms and transaction models that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

In order to regulate the connected transactions between the Company and its connected persons with China Telecom Finance, based on the Company’s existing comprehensive system on connected transactions management, the Company and China Telecom Finance have formulated supplementary regulations including relevant measures on risk control management and risk disposal contingency plan to ensure that the continuing connected transactions on financial services between China Telecom Finance with the Group, China Telecommunications Corporation and the CCS Group are effectively managed and controlled, and are conducted in compliance with relevant rules and connected transactions management system. Relying on the Group’s existing internal control regulation on capital management, financing and monetary funds management together with the enriched capital management experience of the management team and personnel of China Telecom Finance, the business activities regarding the relevant financial activities entered into between the Group and its connected persons with China Telecom Finance are thus effectively regulated.

The finance department of the Company is responsible for cross-checking the interest rates when the Group has deposit needs to ensure that China Telecom Finance will comply with the interest rates regulation of the People’s Bank of China and will also compare the interest rates and terms offered by 2 to 3 major cooperative commercial banks of the Group. Accordingly, the Company is able to ensure that the interest rates and terms for the deposits placed by the Group with China Telecom Finance are on normal commercial terms or better. The finance department of the Company will regularly check the relevant interest rates and fees for other financial services and will compare the interest rates for deposit services, interest rates for loan services and service fees charged for other financial services provided by China Telecom Finance to the Group, China Telecommunications Corporation and the CCS Group to ensure that the interest rates and the terms are strictly in compliance with the respective pricing policies under the respective financial services framework agreements of the Group, China Telecommunications Corporation and the CCS Group. If there is any change on the regulation of interest rates promulgated by the People’s Bank of China, the finance department of the Company will communicate and discuss with China Telecom Finance to ensure that China Telecom Finance will correspondingly adjust the deposit interest rates in accordance with the relevant new regulation on applicable interest rates as promulgated by the People’s Bank of China and in compliance with the pricing policies of financial services framework agreements.

The finance department of the Company is also responsible for closely monitoring the deposit balance deposited by the Group with China Telecom Finance. The core business system of China Telecom Finance also provides the necessary support to the Company to monitor the relevant transaction information so as to ensure that the scale of deposit services does not exceed the applicable Annual Caps. Specifically, China Telecom Finance will, through the establishment of comprehensive and collaborative information technology measures, supervise the transactions conducted under the China Telecom Financial Services Framework Agreement, the China Telecommunications Corporation Financial Services Framework Agreement and the CCS Financial Services Framework Agreement. China Telecom Finance will set prescribed alert amounts and notification rules in its core business system for the respective applicable Annual Caps in accordance with the relevant financial services framework agreements. The core business system of China Telecom Finance will timely compute the statistics of relevant transaction scale and automatically compare them with the prescribed alert amounts, and send out notification signals and instructions focusing on controlled transaction behaviour in accordance to the prescribed rules. The above system design will facilitate and ensure the actual transaction amount will not exceed the relevant Annual Caps under each of the respective financial services framework agreements.

The legal department of the Company regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the relevant connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates such connected transactions into the scope of annual internal control assessment and report the results to the management.

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company would confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company will conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business; the transactions are on normal commercial terms or better; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including internal control systems of connected transactions on an ongoing basis and the Board will, through the Audit Committee, conducts an annual review of the risk management and internal control systems for each financial year of the Company. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board would confirm that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient.

REASONS FOR AND BENEFITS OF ENTERING INTO THE RESPECTIVE FINANCIAL SERVICES FRAMEWORK AGREEMENTS

1.

Realisation of centralised capital management and enhancement of capital management efficiency: Relying on the account management system of China Telecom Finance and its industry capabilities as a deposit-taking financial institution, the Group is able to achieve centralised capital management for member units at all levels which have been otherwise dispersed in different commercial banks. Based on the management needs of the Group, China Telecom Finance provides a customised solution for centralisation, deposit and management of capital funds, enabling the Group to withdraw funds to meet its flexible funding needs at any time, in a timely and compliant manner and without any restriction.

2.

Realisation of the maximisation of cost and operational efficiency: Serving as a platform for internal settlement, fund financing and capital management among the Group, China Telecommunications Corporation and the CCS Group, China Telecom Finance provides deposit services, loan services and other financial services to facilitate internal settlement among all member units of the Parent Company (some of which are also customers of the Group) and to shorten the time required for fund transfer and turnover. Compared with the current approach that all member units individually arrange settlement through the bank accounts opened with respective commercial banks, China Telecom Finance can effectively improve the efficiency of fund settlement and collection between two parties. Through various measures to enhance the efficiency of internal settlement, China Telecom Finance can reduce the Group’s cost of capital and help to realise the maximisation of cost and operational efficiency.

3.

Full understanding and familiarity with the business needs of the Group: As China Telecom Finance only provides financial services to the member units of the Parent Company, it has a more direct and in-depth understanding on the telecommunications operation and communications services industry. China Telecom Finance is familiar with the capital structure, business operations, capital requirements and cash flow model of the member units of the Parent Company (including the Group), enabling it to be in a better position to anticipate the Group’s funding needs. It thereby allows the Group to more effectively allocate capital among subsidiaries and manage the existing funds and cash flow. Accordingly, China Telecom Finance can at any time provide flexible and convenient services to the Group which is more tailored to the specific needs of the Group at a lower cost and enables the Group to have a stable supply of financial services in the ordinary and usual course of business.

4.

Provision of favourable commercial terms: As a professional centralised capital management platform, China Telecom Finance will generally be able to provide the Group with transaction terms such as interest rates and fee rates no less favourable than those terms offered by the major cooperative commercial banks of the Group. Under normal circumstances, the deposit interest rates offered by China Telecom Finance to the Group shall not be lower than those offered by the major cooperative commercial banks for the same type of deposit services and for the same period and the loan interest rates shall not be higher than those offered by the major cooperative commercial banks for the same type of loan services and for the same period.

5.

Additional option for financial services provider: The respective financial services framework agreements are non-exclusive agreements and do not limit the Group’s rights in engaging any other banks or any financial institutions to satisfy its need for financial services. Therefore, entering into the financial services framework agreements will provide the Group with an additional financial services provider and also encourage all financial services providers to provide more competitive terms to the Group. Under the same conditions, giving priority to China Telecom Finance is also in the interest of the Group.

The Group, China Telecommunications Corporation and the CCS Group have full discretion to freely select financial services providers to meet their financial service needs, and compare the rates and transactions terms offered by China Telecom Finance with those offered by other major cooperative commercial banks in accordance with their actual business needs. Therefore, the transactions contemplated under the respective financial services framework agreements are based on the actual business needs and are entered into in the ordinary and usual course of business of the Group, and are on normal commercial terms or better, and the agreement terms and conditions are fair and reasonable, and do not restrict member units to choose other commercial banks to meet their financial service needs. All member units will have one more choice of financial services provider which can encourage respective financial services providers to provide more competitive and attractive terms for financial services. For the reasons stated above, the transactions contemplated under the respective financial services framework agreements are in the interests of the Company and its shareholders as a whole.

CONNECTION BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS

As of the date of this announcement, the Parent Company is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. The Parent Company holds approximately 51.39% of the issued share capital of CCS and CCS is a subsidiary of the Parent Company. Pursuant to Chapter 14A of the Listing Rules, the Parent Company and CCS and/or its associates are connected persons of the Company. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company. Meanwhile, the Parent Company and CCS each respectively hold 15% of the issued share capital of China Telecom Finance. Pursuant to Chapter 14A of the Listing Rules, China Telecom Finance is a connected subsidiary of the Company and an associate of the Parent Company and CCS, which is also a connected person of the Company. Accordingly, the transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, the China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and the Parent Company, and the CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

China Telecom Financial Services Framework Agreement

As each of the applicable percentage ratios of the proposed Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapters 14 and 14A of the Listing Rules.

As the loan services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant loan services will not be secured by the assets of the Group, such loan services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

China Telecommunications Corporation Financial Services Framework Agreement

As the deposit services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan services are only subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

CCS Financial Services Framework Agreement

As the deposit services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan services are only subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As the Parent Company and CCS and/or its associates are connected persons of the Company, the continuing connected transactions contemplated under the financial services framework agreements entered into between China Telecom Finance with the Parent Company and CCS respectively shall be aggregated pursuant to Rule 14A.81 of the Listing Rules. As each of the applicable percentage ratios of the aggregated Annual Caps for the loan services is expected to exceed 0.1% but is less than 5%, pursuant to Rule 14A.76(2) of the Listing Rules, such loan services are only subject to the reporting, announcement and annual review requirements but are exempt from independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. As each of the applicable percentage ratios of the aggregated Annual Caps for other financial services is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BOARD OPINION

The Board has passed resolutions to approve, among others, the China Telecom Financial Services Framework Agreement, the China Telecommunications Corporation Financial Services Framework Agreement and the CCS Financial Services Framework Agreement and the respective financial services thereunder. Save for Mr. Yang Jie and Mr. Ke Ruiwen, who also respectively serve as the Chairman and a Director of the Parent Company, and Madam Zhu Min, who also serves as the Chief Accountant of the Parent Company and the Chairman of China Telecom Finance, and have therefore abstained from voting on the relevant board resolutions in respect of, among others, the respective financial services framework agreements, none of the Directors had a material interest in the transactions contemplated under the respective agreements and no Director was required to abstain from voting on the relevant board resolutions to approve the related agreements.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance are in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the proposed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the loan services and other financial services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, the respective financial services contemplated under the China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and the Parent Company and the respective financial services contemplated under the CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS are in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve, the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, the Parent Company and/or its associates are required to abstain from voting on the resolution in respect of the relevant continuing connected transactions at the EGM.

An Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, has been formed to advise the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto. The Company has appointed Trinity Corporate Finance Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto.

A circular containing (i) details of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto; (ii) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the EGM, is expected to be despatched to the shareholders of the Company on or before 27 February 2019.

GENERAL INFORMATION

The Company is an integrated information services operator and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services.

Parent Company is a state-owned enterprise and its principal business is investment holding of companies, which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses.

CCS is a leading service provider in the informatisation sector in the PRC, providing integrated comprehensive solutions in the informatisation sector, including telecommunications infrastructure services, business process outsourcing services and applications, content and other services.

China Telecom Finance, a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Annual Caps”	the maximum aggregate annual values

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC’	China Banking and Insurance Regulatory Commission, including its designated institution

“CCS”	China Communications Services Corporation Limited (中國通信服務股份有限公司), a subsidiary of China Telecommunications Corporation, the Company’s controlling shareholder and is a joint stock limited company incorporated in the PRC on 30 August 2006 and whose H shares are listed on the Stock Exchange. Its principal business includes the provision of telecommunications infrastructure services, business process outsourcing services and applications and content and other services

“CCS EGM”	the extraordinary general meeting of CCS to be convened, or any adjournment thereof

“CCS Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and CCS on 1 February 2019 for the provision of various financial services to the CCS Group

“CCS Group”	CCS and its subsidiaries

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團有限公司), its associates and its commonly held entity held with the Group, excluding the Group and the CCS Group

“China Telecommunications Corporation Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and the Parent Company on 1 February 2019 for the provision of various financial services to China Telecommunications Corporation

“China Telecom Finance”	China Telecom Group Finance Co., Ltd. (中國電信集團財務有限公司), a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company

“China Telecom Financial Services Framework Agreement”	the financial services framework agreement entered into between the Company and China Telecom Finance on 1 February 2019 for the provision of various financial services to the Group

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“commonly held entity”	has the meaning ascribed to it in the Listing Rules

“connected person”	has the meaning ascribed to it in the Listing Rules

“connected subsidiary”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened, the notice of which will be set out in the circular, or any adjournment thereof

“Group”	the Company and its subsidiaries

“HK$” or “HKD”	Hong Kong Dollars, the lawful currency of Hong Kong.

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, formed to advise the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance and the proposed Annual Caps applicable thereto

“Independent Financial Adviser”	Trinity Corporate Finance Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance and the proposed Annual Caps applicable thereto

“Independent Shareholders”	shareholders of the Company other than the Parent Company and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“major cooperative commercial banks”	major cooperative state-owned commercial banks and national joint stock commercial banks

“member units”	has the meaning ascribed to it in the definition of Article 3 of the Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), including the parent company and its subsidiary in which the parent company holds more than 51% of the shares, any company in which the parent company and its subsidiaries (either individually or jointly) hold more than 20% of the shares or hold less than 20% of the shares but are the largest shareholder of such company

“Parent Company”	China Telecommunications Corporation (中國電信集團有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.8546=HK$1.00 which is for illustration purposes only. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollar at such rates or at all.

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 1 February 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen (as the president and chief operating officer), Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).